UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

THE PENN TRAFFIC COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

707832200

(CUSIP Number)

King Street Capital Management, L.L.C. 65 East 55th Street, 30th Floor New York, N.Y. 10022 212-812-3100 Attn: General Counsel
(Name, address and telephone numbers of person authorized to receive notices and communications)

December 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 707832200	Page 2 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 374,208
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 374,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 707832200	Page 3 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Capital, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 800,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 800,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 707832200	Page 4 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 374,208
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 374,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 707832200	Page 5 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Capital Management. L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,174,908
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,174,908
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,908
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 707832200	Page 6 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) O. Francis Biondi, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,174,908
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,174,908
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,908
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 707832200	Page 7 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brian J. Higgins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,174,908
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,174,908
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,908
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

Explanatory Note.

This Amendment No. 1 (this “Amendment”) to the Schedule 13D originally filed by the Reporting Persons on June 15, 2007 (the “Schedule 13D”) is being filed in connection with the purchase by King Street Capital, L.P., a Delaware limited partnership (“KSC L.P.”), and King Street Capital, Ltd., a British Virgin Islands business company (“KSC Ltd.”), of shares of Series A Convertible Preferred Stock of the Company, par value $0.01 per share (the “Preferred Stock”) from The Penn Traffic Company, a Delaware corporation (the “Company”).  Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  As specifically amended and supplemented by this Amendment, the Schedule 13D shall remain in full force and effect.

ITEM 2.                 Identity and Background.

Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) – (c) and (f).  The persons filing this Schedule 13D are King Street Capital, L.P., a Delaware limited partnership (“KSC L.P.”), King Street Capital, Ltd., a British Virgin Islands business company (“KSC Ltd.”), King Street Advisors, L.L.C., a Delaware limited liability company (“KSA”), King Street Capital Management, L.L.C., a Delaware limited liability company (“KSCM”), Mr. O. Francis Biondi, Jr. (“Mr. Biondi”) and Mr. Brian J. Higgins (“Mr. Higgins” and, collectively with KSC L.P., KSC Ltd., KSA, KSCM and Mr. Biondi, the “Reporting Persons”).  KSA is the sole general partner of KSC L.P.  Mr. Biondi and Mr. Higgins are the sole managing members of KSA and the sole managing members of KSCM.

KSC L.P.’s principal business is to invest in and trade securities and other financial instruments for the benefit of the holders of its partnership interests.  KSC Ltd.’s principal business is to invest in and trade securities and other financial instruments for the benefit of its shareholders.  KSA’s principal business is to act as the general partner of KSC, L.P.  KSCM’s principal business is to act as the investment manager of KSC L.P. and KSC Ltd.  The principal business of each of Mr. Biondi and Mr. Higgins is to act as a managing member of KSA and as a managing member of KCSM.  Mr. Biondi and Mr. Higgins are both United States citizens.

The name, business address, present principal occupation and citizenship of each director of KSC Ltd. and each executive officer of KSCM is set forth on Schedule A attached hereto.

The principal business address of KSC Ltd. is care of Walkers Chambers, P.O. Box 92 Road Town, Tortola, British Virgin Islands.  The principal business address of each of KSC L.P., KSA, KSCM, Mr. Biondi and Mr. Higgins is 65 East 55th Street, 30th Floor, New York, New York 10022.

(d) – (e).  During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the directors of KSC Ltd. or executive officers of KSCM, has been convicted in any criminal proceedings or has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

ITEM 3.                  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph immediately following the existing paragraph:

On December 13, 2007 (the “Purchase Date”), the Company, KSC L.P., KSC Ltd. and certain other purchasers of Preferred Stock entered into to a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which, on the Purchase Date, KSC L.P. purchased 955.5 shares of Preferred Stock from the Company for an aggregate purchase price of $955,500, and KSC Ltd. purchased 2,044.5 shares of Preferred Stock for an aggregate purchase price of $2,044,500. The source of funding for the purchase of the Shares of Preferred Stock was the respective general investment capital of each of KSC L.P. and KSC Ltd.

ITEM 4.                   Purpose of Transaction.

  Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

  KSC L.P. and  KSC Ltd. purchased shares of Preferred Stock from the Company pursuant to the Securities Purchase Agreement to provide the Company with funds to continue executing on its business strategy.

The Reporting Persons may from time to time engage in discussions with management, members of the Company’s board of directors, other stockholders of the Company and other relevant parties concerning the business, operations, board composition, management, strategy, financing and future plans of the Company.  The Reporting Persons may make suggestions regarding the business, operations, management, strategy, financing and future plans of the Company.  The Reporting Persons may purchase additional shares of Common Stock, sell some or all of their shares of Common Stock and/or Preferred Stock, or engage in hedging or similar transactions with respect to the shares of Common Stock and/or Preferred Stock.

ITEM 6.	Contract, Arrangement, Understandings or Relationship with Respect to Securities of the Company.

The following describes certain of the terms of the Preferred Stock as reflected in the Certificate of Designations of the Preferred Stock filed by the Company with the Secretary of State of the State of Delaware on December 12, 2007, as corrected (the “Certificate of Designation”) and provisions of the Registration Rights Agreement, dated as of the Purchase Date, entered into between the Company,  KSC L.P. and KSC Ltd. and the other purchasers of Preferred Stock (the “Registration Rights Agreement”).

Dividends.  The Preferred Stock will accrue dividends daily at a rate of 8% per annum, payable quarterly whenever funds are legally available and when and as declared by the Company’s board of directors.  Dividends on the Preferred Stock will be cumulative and will compound quarterly whether or not funds are legally available and whether or not declared or paid.  No dividend will be declared or paid on the Common Stock, or any capital stock of the Company ranking junior to the Preferred Stock, unless and until all dividends accrued through the end of the most recently-completed quarter that remain unpaid have been paid in full in cash on the Preferred Stock.  In addition, holders of the Preferred Stock will be entitled to participate on an as-converted basis in any dividends declared on the Common Stock, other than dividends payable in Common Stock for which there will be an anti-dilution adjustment.

Conversion.  The Preferred Stock will be convertible, at the option of the holder and at any time after December 13, 2008, into shares of Common Stock.  The total number of shares of Common Stock into which the Preferred Stock may be converted initially will be determined by dividing $1,000 (plus any accrued and unpaid dividends as of the date of determination) by the conversion price.  The initial conversion price is $16.12 per share.  The conversion price of the Preferred Stock will be subject to adjustment on a weighted-average basis in the event that the Company issues additional shares (common or equivalents) at a purchase price less than the then applicable conversion price, subject to certain exceptions.  The conversion price will also be subject to adjustment under certain other circumstances set forth in the Certificate of Designation.

Liquidation.  In the event of a liquidation, winding up or dissolution of the Company or a Sale of the Company (as defined in the Certificate of Designation), the holders of the Preferred Stock will be entitled to receive, out of and to the extent of the Company’s assets legally available therefor, the greater of (i) $1,080 plus all accrued and unpaid dividends and (ii) the amount they would have been entitled to receive if the Preferred Stock had been converted to Common Stock before any distributions are made to holders of Common Stock and all classes of capital stock of the Company that do not expressly rank pari passu with or senior to the Preferred Stock.

Sale of Company.  In connection with a Sale of the Company (as defined in the Certificate of Designation), the Company must provide the holders of the Preferred Stock with the opportunity to receive, in respect of each outstanding share of Preferred Stock, consideration or proceeds equal to the greater of (i) $1,080 plus an amount equal to all accrued and unpaid dividends and (ii) the aggregate consideration or proceeds payable in connection with such transaction (including, if greater, any consideration or proceeds, that a holder of Common Stock may elect to receive in connection such transaction) with respect to the number of shares of Common Stock into which a share of Preferred Stock is convertible.

Voting Rights.  The holders of the Preferred Stock will vote with the holders of the Common Stock on an as-converted basis and will be entitled to vote on any matters on which the holders of Common Stock are entitled to vote.  In addition, consent of the holders representing two thirds of the Preferred Stock then outstanding will be required for any (i) amendment to the Company’s charter or bylaws, including by way of merger, consolidation or otherwise, that would adversely affect any of the rights, preferences, powers (including without limitation, voting powers) or privileges of the Preferred Stock, (ii) alteration or change to the rights, preferences, powers (including without limitation, voting powers) or privileges of the Preferred Stock; (iii) increase or decrease of the authorized number of shares of the Preferred Stock or the issuance of any additional shares of the Preferred Stock after the Purchase Date; (iv) authorization or issuance of any securities having any right, preference or priority ranking pari passu with or senior to the Preferred Stock, other than the issue of a series of preferred stock having an aggregate initial liquidation preference not in excess of $10 million and otherwise having substantially identical terms as the Preferred Stock (other than the conversion price) which is sold pursuant to certain conditions or (v) subject to certain exceptions, the redemption, purchase or other acquisition for cash of any capital stock of the Company ranking pari passu with or junior to the Preferred Stock.

Redemption.  At the option of the Company, at any time or times after the second anniversary of the Purchase Date, and provided that the daily closing price per share of Common Stock exceeds 130% of the initial conversion price for 20 consecutive trading days ending on the date prior to the mailing of a redemption notice, the Company may redeem all of the outstanding Preferred Stock at a price equal to $1,000 plus accrued and unpaid dividends on 30 days’ notice (provided that the Preferred Stock shall continue to be convertible into Common Stock until the date of the redemption).

Registration Rights

Pursuant to the Registration Rights Agreement, at any time after the 20th day following the date that the Company has become current with all of its required reports under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and is otherwise eligible to file a registration statement covering the public issue of its securities, holders of the Preferred Stock may request that the Company file a registration statement covering the resale of at least 25% of the total number of shares of Common Stock into which the Preferred Stock may be converted (or any lesser percentage if the anticipated aggregate offering price would exceed $5 million), and the Company will use its commercially reasonable efforts to cause such shares to be registered.  The Company will not be obligated to effect more than two registrations under this demand right provision.

The Registration Rights Agreement also entitles holders of the Preferred Stock to “piggyback” registration rights on registrations of the Company’s Common Stock, subject to the right of the Company and its underwriters, in view of market conditions, to reduce the number of shares of the Purchasers proposed to be registered.

The foregoing descriptions are qualified in their entirety by the terms of the Securities Purchase Agreement, the Certificate of Designation and the Registration Rights Agreement which are Exhibits hereto and incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit                      Description

99.2
Securities Purchase Agreement, dated as of December 13 2007, by and among KSC L.P. and  KSC Ltd. and the other purchasers named therein and Company (incorporated by reference to Exhibit 10.1 to  the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 14, 2007).

99.3
Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock, Par Value $0.01 Per Share, of the Company, dated as of December 12, 2007 (incorporated by reference to Exhibit 3.1 to  the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 14, 2007).

99.4
Certificate of the Correction, dated as of December 13, 2007, to the Certificate of  Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock, Par Value $0.01 Per Share, of the Company (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 14, 2007).

99.5
Registration Rights Agreement, dated as of December 13, 2007, by and among the KSC L.P. and  KSC Ltd. and the other purchasers named therein and the Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 14, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2007

KING STREET CAPITAL, L.P.
By:   King Street Advisors, L.L.C.,
         Its General Partner

By:  /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Managing Member

KING STREET CAPITAL, LTD.

By:  /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Director

KING STREET ADVISORS, L.L.C.

By:  /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Managing Member

KING STREET CAPITAL MANAGEMENT, L.L.C. By: /s/ Brian J. Higgins Name: Brian J. Higgins Title: Managing Member /s/ O. Francis Biondi, Jr. O. FRANCIS BIONDI, JR. /s/ Brian J. Higgins BRIAN J. HIGGINS

SCHEDULE A

Executive Officers of King Street Capital Management, L.L.C.

The following sets forth the name, title, present principal occupation or employment and citizenship of each of the executive officers of KSCM.  KSCM has no directors.  To the knowledge of the Reporting Persons, except as set forth in this statement on Schedule 13D, none of the executive officers of KSCM owns any shares of the Company’s Common Stock.

Name and Citizenship	Title at KSCM	Present Principal Occupation and Business Address (Principal Business of Employer)
O. Francis Biondi, Jr.	Managing Member	Managing Member
United States		King Street Capital Management, L.L.C.
65 East 55th Street, 30th Floor
New York, New York 10022

Brian J. Higgins	Managing Member	Managing Member
United States		King Street Capital Management, L.L.C.
65 East 55th Street, 30th Floor
New York, New York 10022

Bruce S. Darringer	Chief Operating Officer	Chief Operating Officer
United States		King Street Capital Management, L.L.C.
65 East 55th Street, 30th Floor
New York, New York 10022

Jay Ryan	Chief Financial Officer	Chief Financial Officer
United States		King Street Capital Management, L.L.C.
65 East 55th Street, 30th Floor
New York, New York 10022

Directors of King Street Capital, Ltd.

The following sets forth the name, title, present principal occupation or employment, business address and citizenship of each of the directors of KSC Ltd.  KSC Ltd. has no executive officers.  To the knowledge of the Reporting Persons, except as set forth in this statement on Schedule 13D, none of the directors of KSC Ltd. owns any shares of the Company’s Common Stock.

Name and Citizenship	Title at KSC Ltd.	Present Principal Occupation and Business Address (Principal Business of Employer)
Brian J. Higgins	Director	Managing Member
United States		King Street Capital Management, L.L.C.
65 East 55th Street
30th Floor
New York, New York 10022

Peter W. Poole	Director	Managing Director
United Kingdom		Sable Trust Limited
Third Floor, Nagico Building
Main Street, P.O. Box 765
Road Town, Tortola
British Virgin Islands

Graham Cook	Director	Managing Director
United Kingdom		TMF (B.V.I.) Ltd.
TMF Place
P.O. Box 964
Road Town
Tortola, British Virgin Islands